United States securities and exchange commission logo





                             September 9, 2022

       Vivek Garipalli
       Chief Executive Officer
       Clover Health Investments, Corp.
       3401 Mallory Lane, Suite 210
       Franklin, Tennessee 37067

                                                        Re: Clover Health
Investments, Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Form 8-K filed
August 8, 2022
                                                            File No. 001-39252

       Dear Mr. Garipalli:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended June 30, 2022

       Condensed Consolidated Statements of Changes in Convertible Preferred Stock and
       Stockholders Equity, page 8

   1. We note that the activity and number of shares of Class A and Class B common stock are combined into the same
column. Please revise, in your future filings, to present separate columns for the Class A
and the Class B common stock and the related activities. In
                                                        addition, provide
similar disaggregation for your Treasury Stock to clarify which class of outstanding stock the
treasury stock relates to.
       Notes to Unaudited Condensed Consolidated Financial Statements
       Note 2. Summary of Significant Accounting Policies
       Performance Guarantees, page 12
 Vivek Garipalli
FirstName LastNameVivek    Garipalli
Clover Health Investments, Corp.
Comapany 9,
September NameClover
             2022      Health Investments, Corp.
September
Page 2    9, 2022 Page 2
FirstName LastName
2. Please tell us and revise to disclose, in your future filings, the authoritative accounting literature the Company is applying in accounting for the performance guarantees through your participation in the Centers for Medicare and Medicaid Services'
(   CMS   ) Global
         and Professional Direct Contracting model.

Form 8-K filed August 8, 2022

Exhibit 99.1
Financial Outlook, page 1

3. We note your reference to non-insurance margin contribution. Please address the following:
             Tell us how you use this measure and if you report it in your filings;
             To the extent that you continue to use it and report it, tell us and revise your future filings to define this measure and confirm whether it is a non-GAAP measure;
             Tell us how it relates to or compares to your non-insurance gross profit non-GAAP measure; and
             Provide other disclosures required by Item 10(e), including a reconciliation to the most directly comparable GAAP measure.
Adjusted EBITDA Reconciliation, page 6

4. We note your presentation of the non-GAAP measure "Adjusted EBITDA", which excludes the impact of the premium deficiency reserve (benefit) expense. Please explain to us your basis for excluding the premium deficiency (reserve) expense. Ensure your response addresses your consideration of the following:
             Tell us your consideration of whether this relates to a normal, recurring, cash operating (benefit) expense of the Company;
             Regarding your response to the bullet above, tell us whether the charges associated with this adjustment relate to liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner;
             We note that this adjustment was not included in your definition of Adjusted
              EBITDA in prior year filings, tell us if there was any change to your business activities and why you believe it is now meaningful to exclude it from your Adjusted
              EBITDA compared to the prior years; and
             Tell us how you considered whether this represents tailored accounting, which is prohibited by Rule 100(b) of Regulation G, as discussed in Question 100.04 of the
              Non-GAAP Financial Measures Compliance and Disclosures Interpretations.
Adjusted Operating Expenses Reconciliation, page 7

5. We note your reconciliation for "Adjusted Operating Expenses" reconciles to "total salaries and benefits plus general and administrative expenses" as the most directly comparable GAAP measure rather than total operating expenses. Similarly, we note that
 Vivek Garipalli
Clover Health Investments, Corp.
September 9, 2022
Page 3
         this measure excludes other operating expenses of the Company (e.g., net medical claims incurred). Please revise the caption of this non-GAAP measure, and any non-GAAP measures related to it, to more appropriately reflect and describe the nature of the expenses that it represents.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Marc Thomas at (202)551-3452 or Robert Klein at
(202)551-3847 with
any questions.



FirstName LastNameVivek Garipalli                           Sincerely,
Comapany NameClover Health Investments, Corp.
                                                            Division of
Corporation Finance
September 9, 2022 Page 3                                    Office of Finance
FirstName LastName